SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 22, 2007

__________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

__________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 22, 2007 announcing a definitive agreement among Intel, STMicroelectronics and Francisco Partners to establish a new company and STMicroelectronics' presentation on its Flash Memory Initiative as Attachment A.

INTEL, STMICROELECTRONICS AND FRANCISCO PARTNERS ESTABLISH

A NEW LEADER IN FLASH MEMORY

New Company to Deliver Innovative, Cost-Effective Non-Volatile Memory Solutions

GENEVA and SANTA CLARA, Calif., May 22, 2007 – STMicroelectronics, Intel and Francisco Partners today announced they have entered into a definitive agreement to create a new independent semiconductor company from the key assets of businesses which last year generated approximately $3.6 billion in combined annual revenue. The new company’s strategic focus will be on supplying flash memory solutions for a variety of consumer and industrial devices, including cellular phones, MP3 players, digital cameras, computers and other high-tech equipment.

The new company will combine key research and development, manufacturing and sales and marketing assets of Intel and STMicroelectronics into a streamlined worldwide structure with the scale to produce cost-effective and innovative non-volatile memory solutions. With STMicroelectronics and Intel contributing more than 40 years of combined experience in non-volatile memory technology development, including next-generation phase-change memory, the company will be well positioned to both serve its customers with complete memory solutions and accelerate the move to future non-volatile memory technologies.

“The new company will be positioned to service customers with all of the elements necessary to deliver current and next-generation non-volatile memory technologies, while allowing ST to redefine its participation in flash memory,” said Carlo Bozotti, STMicroelectronics president and CEO, and non-executive chairman designate of the new company.

“The new memory company will have the people, scale and technology leadership to meet the needs of customers requiring leading-edge products in this highly competitive marketplace,” said Paul Otellini, Intel president and CEO.

“From the outset, the company will be a leading supplier of flash memory solutions for wireless communications,” said Brian Harrison, named to become the CEO of the new company at the close of the transaction and currently vice president and general manager of Intel’s Flash Memory Group. “We will be able to offer customers complete solutions with NOR- and NAND-based technologies, which we believe will provide significant opportunities for growth and the potential to develop products for many new application areas and geographic regions.”

Under the terms of the agreement, STMicroelectronics will sell its flash memory assets, including its NAND joint venture interest and other NOR resources, to the new company while Intel will sell its NOR assets and resources. In exchange, Intel will receive a 45.1 percent equity ownership stake and a $432 million cash payment at close. STMicroelectronics will receive a 48.6 percent equity ownership stake and a $468 million cash payment at close. Francisco Partners L.P., a Menlo Park, Calif.-based private equity firm, will invest $150 million in cash for convertible preferred stock representing a 6.3 percent ownership interest, subject to adjustment in certain circumstances. Concurrently, the parties have arranged for the new company to receive firm commitments for a $1.3 billion term loan and $250 million revolver. The term loan will be underwritten by a consortium of banks. Proceeds from the term loan will be used for working capital and payment to Intel and STMicroelectronics for the purchase price. The transaction is subject to regulatory approvals and customary closing conditions and is expected to occur in the second half of 2007.

“The new company will immediately be able to offer a very broad range of non-volatile memory solutions in order to address the needs of a wide variety of communications and industrial customers,” said Dipanjan Deb, founder and managing partner at Francisco Partners.

The new company, to be managed by Brian Harrison as CEO-designate and Mario Licciardello, currently corporate vice president of ST’s Flash Memories Group as COO-designate, will be headquartered in Switzerland and incorporated in the Netherlands with nine main research and manufacturing locations around the world and approximately 8,000 employees. The company will also benefit from a worldwide sales force.

With assets and resources from Intel and STMicroelectronics, including a patent portfolio of approximately 2,500 patents and 1000 patents pending, the new company will have the scale to benefit from the increasing demand for memory resulting from the growing amount of information and content that is becoming more mobile and is now based almost entirely on digital technology. The integration of STMicroelectronics’ and Intel’s parallel programs on phase-change memory, a key technology capability, will also help to bring the benefits of advanced flash memory technology to potential customers more quickly and efficiently.

About Intel

Intel, the world leader in silicon innovation, develops technologies, products and initiatives to continually advance how people work and live. Additional information about Intel is available at www.intel.com/pressroom.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

About Francisco Partners

Francisco Partners is a leading global private equity firm focused exclusively on investments in technology and technology-enabled services businesses. With approximately $5.0 billion of committed capital, Francisco Partners pursues structured investments in technology companies, targeting investments in private companies, public companies, and divisions of public companies, with transaction values ranging from $30 million to $3.0 billion. For additional information, visit www.franciscopartners.com

For further information, please contact:

MEDIA RELATIONS:

Maria Grazia Prestini	Tom Beermann
Senior Director, Corporate Media and Public Relations	Intel Corporation
STMicroelectronics	+1 408-765-6855

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

Attachment A

Forward Looking Statements

This presentation may include statements that are not historical facts and are statements of future expectations and may include other forward looking statements that are based on management's current views and assumptions to describe plans and expectations for the timing of the closure of the planned transaction, future outcomes for the company being newly formed, as well as for certain future impacts on ST's expected financial performance. All statements made that are not historical fact are subject to a number of risks and uncertainties, and actual results may differ materially. In addition, the following important factors could cause actual results to differ materially from the expectations of the Company or its management:

(i) future developments in the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products, (ii) pricing pressures, losses or curtailments of purchases from key customers, (iii) the financial impact of inadequate or excess inventories if actual demand differs from our anticipations, (iv) impact of foreign currency fluctuations, in particular a weakening of the U.S. dollar compared to the euro, (v) our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, (vi) anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of the R&D and manufacturing activities in Crolles, following the termination of our current agreement with NXP Semiconductors and Freescale Semiconductor, (vii) the ability of our suppliers to meet our demands for products and competitive pricing, (viii) changes in the economic, social or political environment, as well as natural events in the counties where we and our key customers operate, (ix) Changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, (x) product liability or warranty claims for a product containing one of our parts, (xi) our ability to obtain required licenses on third party intellectual property and the outcome of litigation, (xii) our ability to perform the announced strategic repositioning of our Flash memories business in line with the requirements of our customers and without adverse effect on existing alliances or other agreements relating to this business, (xiii) our ability in an intensely competitive environment to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have or are currently investing.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" noted from time to time in the Company's SEC reports including the Form 20F, most recently filed on March 14, 2007, and the Company's press release dated April 24, 2007,could materially affect the Company.

2

Creation of Flash Memory Leader

- ST teams with Intel and Francisco Partners to join assets for the creation of an industry leader, 2006 sales of $3.6B
- Global Manufacturing resources (9 facilities & 8000 employees)
- Focus on NOR Flash system solutions
- Top-notch customer base
- Leaders in PCM, next generation technology
- Independent access to debt capital markets

3

Transaction Summary

ST
Francisco Partners
Intel
48.6% common equity stake + $468m cash payment
1
$150m cash
3
6.3% equity stake (preferred)
2
45.1% common equity stake + $432m cash payment
$1, 300m cash
ST Assets
Intel Assets
4
Lender(s)
NewCo
Debt Securities

1. ST contributes the ST Flash business in exchange for a 48.6% NewCo common equity stake at closing and a $468m cash payment
2. Intel contributes the Intel Flash business in exchange for a 45.1% NewCo common equity stake at closing a nd a $432 m cash payment
3. Francisco Partners invests $150m of preferred equity in NewCo and receives a 6.3% ownership stake at closing on a converted basis
4. NewCo raises $1.30bn of debt financing to fund the parent cash payments, ongoing cash and transaction fees: approx $800m net debt and over $500m gross cash at closing. Additionally, $250m committed revolver line.

4

Governance of NewCo

Board Composition

- Eight directors (three each from Intel and ST, two from Francisco Partners)
- Chairman nominated by ST

Top Management

- CEO appointed by Intel
- COO appointed by ST
- CFO appointed by Francisco Partners

Transfer Restrictions and IPO Conditions: Customary for this type of structure

5

NewCo Creation and ST Implications

- **Contribute approx $2.4B in assets:**
  - FMG: R2, AMK 8, Wuxi investment and Inventory: about $ 2 billion
  - M6 300mm infrastructure: about $400 million
- **Transfer of approximately 4,000 employees**
- **Consideration is $1.55B**
  - One-time, non-cash impairment loss of $850/900 million currently anticipated
- **Equity ownership of 48.6%**
- **Cash at closing of $468 million**
- **Expect closing in the second half of 2007, subject to customary conditions and regulatory approvals**

6

Impact of FMG on ST's Financial Results*

	ST	FMG	ST w/o FMG
Net Revenues 2006	**9,854**	**1,570**	**8,284**
Y-o-Y growth Q1 2007	**-3.7%**	**-21.6%**	**flat**
Gross Margin FY 2006	**35.8%**	**19.0%**	**38.9%**
Gross Margin Q1 2007	**34.5%**	**19.4%**	**37.0%**
CapEx + Equity Investment 2004-2006	**5,024**	**1,510**	**3,510**

* The analysis does not intend to anticipate ST's financial results after the separation of FMG. It reports the actual impact of FMG on ST's key financial metrics.

7

Expected ST Financial Impact

- **One-time impact of the transaction on the Income Statement:**
  - Most of the anticipated non-cash impairment loss to be recognized in Q207
  - Final true-up at closing date
  - Possible restructuring charges to be defined

- **Accounting after the closing date:**
  - ST will account for the equity investment in NewCo in Consolidated Financial Reporting under the equity method: « Gain and Loss on Equity Investment », (below operating income line)

- **Equity impact of NewCo on ST earnings expected to be positive from first year after closing**

8

Expected Boost to RONA and Cash Flow

- **RONA will improve**:
  - Gross Margin ex-Flash will increase by about 3 percentage points (reference FY2006)
  - Op Ex will be realigned to 26-28% target in a few quarters after closing
  - Net Asset Turns acceleration: estimated NAT of 1.12 (LTM) to 1.23 ex-Flash (LTM, excluding investment in NewCo)

- **Net Operating Cash Flow will reflect lower capital intensity:**
  - Separation of Flash capital requirements into a financially independent company
  - Transfer of 300mm fab in Catania
  - No ST committment for capital support after closing

- **Cash increase by $468 million upon collection of proceeds**

9

The 'New' ST

- Focus on leadership in Multimedia Converging Applications and Power Solutions
- Grow faster than the market
- Lighter asset business model
- Technology focused on advanced logic, mixed signal and analog products
- Drive RONA consistently into the targeted range of 12-20%
- Extract value from Flash memory and increase ST shareholder's value overtime:
  - Up-front cash; plus
  - Equity stake positioned for up-side from flash industry consolidation

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 22, 2007	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer